      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2004
                                                 REGISTRATION NO. 333-__________

--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                            IMPAX LABORATORIES, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  65-0403311
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

                              30831 HUNTWOOD AVENUE
                                HAYWARD, CA 94544
                                 (510) 476-2000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BARRY R. EDWARDS
                             CHIEF EXECUTIVE OFFICER
                            IMPAX LABORATORIES, INC.
                               3735 CASTOR AVENUE
                             PHILADELPHIA, PA 19124
                                  215-289-2220
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             RONALD FISHER, ESQUIRE
                                 BLANK ROME LLP
                                ONE LOGAN SQUARE
                           PHILADELPHIA, PA 19103-6998
                                 (215) 569-5500

                                   ----------


     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                                             PROPOSED
                                                                      PROPOSED MAXIMUM       MAXIMUM
                                                     AMOUNT TO BE      OFFERING PRICE       AGGREGATE          AMOUNT OF
      TITLE OF SECURITIES TO BE REGISTERED            REGISTERED          PER SHARE       OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..........        1,054,067          $20.76(1)       $21,882,430(1)       $2,772.50
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon $20.76, the average of the high and low sales prices of the common stock as reported on the NASDAQ National Market on May 26, 2004.


                              --------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

                   Subject to Completion, dated May 28, 2004

PROSPECTUS


                            IMPAX LABORATORIES, INC.

                        1,054,067 SHARES OF COMMON STOCK


         The selling stockholders named on page 23 of this prospectus will use this prospectus to resell all or a portion of up to 1,054,067 shares of our common stock. We will not receive any proceeds from the sale of this common stock.

         Our common stock trades on the NASDAQ National Market under the symbol "IPXL." On May 26, 2004, the closing sale price of our common stock was $21.12 per share.

         Our principal executive offices are located at Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, California, 94544 and our telephone number is (510) 476-2000.


                                   ----------


         YOU ARE URGED TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE SIX OF THIS PROSPECTUS, WHICH DESCRIBES SPECIFIC RISKS AND CERTAIN OTHER INFORMATION ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY THAT YOU SHOULD CONSIDER BEFORE YOU MAKE YOUR INVESTMENT DECISION.


                                   ----------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.








                The date of this prospectus is      , 2004


The information in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                                                                Page
FORWARD-LOOKING STATEMENTS........................................................................................2

SUMMARY...........................................................................................................4

RISK FACTORS......................................................................................................6

SELLING STOCKHOLDERS.............................................................................................23

USE OF PROCEEDS..................................................................................................25

PLAN OF DISTRIBUTION.............................................................................................25

DESCRIPTION OF SECURITIES TO BE REGISTERED.......................................................................26

LEGAL MATTERS....................................................................................................27

EXPERTS..........................................................................................................27

WHERE YOU CAN FIND MORE INFORMATION..............................................................................28



                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC). You should rely only on the information contained in or incorporated by reference in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.


                           FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), including statements about our business strategies, our expected financial position and operating results, the projected size of our markets and our financing plans and similar matters. The words "believe," "expect," "intend," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project," and similar expressions, as they relate to us, our management and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors" and in our "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference herein. You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

         Impax, the Impax logo, the Global logo, METHITEST, and LIPRAM are trademarks of Impax. All other trademarks used or referred to in this prospectus are the property of their respective owners. The following table includes the various trademarks used in this prospectus and, to our knowledge, the owner of each trademark.

-----------------------------------------------------------------------------------------------------------------
TRADEMARK                   OWNER                         TRADEMARK                   OWNER
-----------------------------------------------------------------------------------------------------------------
Adderall(R)                 Shire Pharmaceuticals         Minocin(R)                  Wyeth Consumer Products
                            Group PLC
-----------------------------------------------------------------------------------------------------------------
Allegra-D(R)                Aventis S.A.                  Nexium(R)                   AstraZeneca PLC
-----------------------------------------------------------------------------------------------------------------
Alavert(TM)                 Wyeth Consumer Products       Norflex(R)                  3M Pharmaceuticals
-----------------------------------------------------------------------------------------------------------------
Aralen(R)                   Sanofi Winthrop               OxyContin(R)                Purdue Pharma L.P.
                            Pharmaceutical
-----------------------------------------------------------------------------------------------------------------
Betapace(R)                 Berlex Laboratories           Pancrease(R)                McNeil Laboratories
-----------------------------------------------------------------------------------------------------------------
Brethine(R)                 aaiPharma                     Prilosec(R)                 AstraZeneca PLC
-----------------------------------------------------------------------------------------------------------------
Claritin-D(R)               Schering-Plough Corp.         Rilutek(R)                  Aventis S.A.
-----------------------------------------------------------------------------------------------------------------
Claritin(R) Reditabs(R)     Schering-Plough Corp.         Sinemet(R)                  Merck & Co.
-----------------------------------------------------------------------------------------------------------------
Creon(R)                    Solvay Pharmaceuticals        Triaminic(R)                Novartis
                                                          AllerChews(TM)
-----------------------------------------------------------------------------------------------------------------
Declomycin(R)               ESP Pharma                    Tricor(R)                   Abbott Laboratories
-----------------------------------------------------------------------------------------------------------------
Ditropan XL(R)              Alza Corporation              Ultrase(R)                  Axcan Scandipharm
-----------------------------------------------------------------------------------------------------------------
Dynacin(R)                  Medicis                       Urispas(R)                  Ortho-McNeil Pharmaceutical,
                                                                                      Inc.
-----------------------------------------------------------------------------------------------------------------
Florinef(R)                 King Pharmaceuticals          Wellbutrin(R) and           GlaxoSmithKline
                                                          Wellbutrin SR(R)
-----------------------------------------------------------------------------------------------------------------
Flumadine(R)                Forest Laboratories, Inc.     Zyban(R)                    GlaxoSmithKline
-----------------------------------------------------------------------------------------------------------------
Mestinon(R)                 ICN Pharmaceuticals
-----------------------------------------------------------------------------------------------------------------

         Unless otherwise indicated, all of the sales data in this registration statement is based on information obtained from NDCHealth Corporation regarding United States sales, all channels, for the 12 months ended February 29, 2004.

                                     SUMMARY

         This summary presents a brief overview of us and the key aspects of the offering and may not contain all of the information that may be important to you. You should read the more detailed information and our consolidated financial statements, the notes to those financial statements and the other financial information appearing in or incorporated by reference into this prospectus. All references to "Impax," "the Company," "we," "us" or "our" mean Impax Laboratories, Inc.

                            IMPAX LABORATORIES, INC.

         We are a technology based, specialty pharmaceutical company focused on the development and commercialization of generic and brand name pharmaceuticals, utilizing our controlled-release and other in-house development and formulation expertise. In the generic pharmaceuticals market, we focus our efforts on controlled-release generic versions of selected brand name pharmaceuticals across a broad range of therapeutic areas. We are also developing specialty generic pharmaceuticals which we believe present one or more competitive barriers to entry, such as difficulty in raw materials sourcing, complex formulation or development characteristics, or special handling requirements. In the brand name pharmaceuticals market, we are developing products for the treatment of central nervous system, or CNS, disorders.

         We were incorporated in the State of Delaware in 1995 and our principal executive offices are located at 30831 Huntwood Avenue, Hayward, California. Our telephone number is (510) 476-2000.

                               RECENT DEVELOPMENTS

FINAL FDA APPROVAL FOR GENERIC VERSION OF SINEMET(R) CR

         On May 17, 2004, the United States Food and Drug Administration (FDA) granted final approval to our Abbreviated New Drug Application (ANDA) for Carbidopa/Levodopa Extended Release Tablets, our generic version of Sinemet(R) CR tablets. Bristol-Myers Squibb markets Merck & Co.'s Sinemet CR exclusively in the United States for the treatment of Parkinsonism. According to NDCHealth Corporation, United States prescription sales of Sinemet CR and the one generic equivalent that is currently marketed were $126 million for the 12 months ended February 29, 2004. Our global pharmaceuticals division will begin marketing the product shortly.

FINAL FDA APPROVAL FOR GENERIC VERSION OF ZYBAN(R)

         On May 27, 2004, the FDA granted final approval to our ANDA for Bupropion Hydrochloride 150 mg Controlled Release Tablets, our generic version of Zyban(R). GlaxoSmithKline markets Zyban for smoking cessation. According to NDCHealth Corporation, United States sales of Zyban were approximately $63 million for the 12 months ended March 31, 2004.

FINAL FDA APPROVAL FOR GENERIC VERSION OF PROAMATINE(R)

         On May 27, 2004, the FDA granted final approval to our ANDA for Midodrine Hydrochloride 2.5 mg and 5 mg Tablets, our generic version of Proamatine(R), Shire Pharmaceuticals Group plc markets Proamatine(R) for treatment of symptomatic orthostatic hypotension. According to NDCHealth Corporation, United States sales of Proamatine(R) 2.5 mg and 5 mg, and the two other generic versions that are currently marketed, were approximately $50 million for the 12 months ended March 31, 2004.

                                  THE OFFERING

Securities offered by Impax Laboratories, Inc.:.........     None

Common stock offered by selling stockholders:...........     1,054,067 shares

Use of proceeds:........................................     We will not receive any proceeds from the sale of our
                                                             common stock by the selling stockholders.

Risk factors:...........................................     See "Risk Factors" for a discussion of factors you
                                                             should carefully consider before deciding to invest in
                                                             shares of our common stock.


                                  RISK FACTORS

         Investing in our common stock involves risks. You should carefully consider the risks described below before investing in our common stock. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, financial condition or results of operations could be materially harmed. You should also refer to other information included and incorporated by reference in this prospectus.

WE HAVE EXPERIENCED, AND MAY EXPERIENCE IN THE FUTURE, OPERATING LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

         Until recently, we have not generated significant revenues and have experienced operating losses and negative cash flow from operations.

         As of March 31, 2004, our accumulated deficit was $95,501,000 and we had outstanding indebtedness in an aggregate principal amount of $16,608,000. On April 5, 2004, we issued and sold $95 million in aggregate principal amount of our 1.250% convertible senior subordinated debentures due 2024. As of April 5, 2004, we had outstanding indebtedness in an aggregate principal amount of $111,608,000.

         To remain operational, we must, among other things:

         o  obtain from the FDA approval for our products;

         o  prevail in patent infringement litigation in which we are involved;

         o  successfully launch our new products; and

         o comply with the many complex governmental regulations that deal with virtually every aspect of our business activities.

         Although we recently reported net income and positive cash flow for the quarter ended March 31, 2004, we may not achieve similar financial results in the future.

WE CURRENTLY HAVE A LIMITED NUMBER OF COMMERCIALIZED PRODUCTS, AND THESE PRODUCTS GENERATE LIMITED REVENUES AND ARE EXPECTED TO HAVE DECLINING REVENUES OVER THEIR PRODUCT LIVES.

         We currently market thirty-three generic pharmaceuticals, which represent dosage variations of fourteen different pharmaceutical compounds. Our revenues from these products for the 12 months ended December 31, 2003 and the three months ended March 31, 2004 were approximately $53.6 million and $35.8 million, respectively. We do not anticipate further revenue growth from certain products; rather, we anticipate that revenues from these products will decline over time. As a result, our future prospects are dependent on our ability to successfully introduce new products. As of March 31, 2004, we had 17 applications pending at the FDA for generic versions of brand name pharmaceuticals. The FDA and the regulatory authorities may not approve our products submitted to them or our other products under development. Additionally, we may not successfully complete our development efforts. Even if the FDA approves our products, we may not be able to market our products if we do not prevail in the patent infringement litigation in which we are involved. Our future results of operations will depend significantly upon our ability to develop, receive FDA approval for, and market new pharmaceutical products.

OUR EFFORTS MAY NOT RESULT IN REQUIRED FDA APPROVAL OF OUR NEW DRUG PRODUCTS.

         We are required to obtain FDA approval before marketing our drug products. FDA approval requirements are costly and time consuming. We apply our drug-delivery technologies and formulation skills to develop bioequivalent versions of selected controlled-release brand name pharmaceuticals. Bioequivalent pharmaceuticals, commonly referred to as generics, are the pharmaceutical and therapeutic equivalents of brand name drug products and are usually marketed under their established nonproprietary drug names rather than by a brand name. Controlled-release drug-delivery technologies are designed to release drug dosages at specific times and in specific locations in the body and generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms. Controlled-release drugs may improve drug efficacy, reduce side effects and be more "patient friendly" by reducing the number of times a drug must be taken.

         To obtain FDA approval for a new drug product, a prospective manufacturer must submit a new drug application, or NDA, containing the results of clinical studies supporting the drug product's safety and efficacy. For bioequivalent drugs, drugs that contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as drugs already approved for use in the U.S. (the reference listed drugs), a prospective manufacturer must submit an abbreviated new drug application, an ANDA. An ANDA is similar to an NDA, except that an ANDA is only required to contain bioavailability data demonstrating that the generic formulation is bioequivalent to the previously approved reference listed drug, indicating that the rate of absorption and the levels of concentration of a generic drug in the body do not show a significant difference from those of the previously approved reference listed drug product. As a result, ANDA filings, compared to NDAs, save development costs. Additionally, there are no user or filing fees required by the FDA for ANDAs.

         Our bioequivalence studies and other data may not result in FDA approval to market our new drug products. While we believe that the FDA's ANDA procedures will apply to our bioequivalent versions of controlled-release drugs, these drugs may not be suitable for, or approved as part of, these abbreviated applications. In addition, even if our drug products are suitable for FDA approval by filing an ANDA, the abbreviated applications are costly and time consuming to complete. If our efforts to obtain FDA approval for our current and future drug products are not successful, our business and future prospects will be substantially harmed.

APPROVALS FOR OUR NEW DRUG PRODUCTS MAY BECOME MORE DIFFICULT TO OBTAIN IF THE FDA INSTITUTES CHANGES TO ITS APPROVAL REQUIREMENTS.

         Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, are presently, or may become, the subject of petitions filed by brand name drug manufacturers that seek changes from the FDA in the approval requirements for particular drugs. We cannot predict at this time whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and thus may materially harm our business and financial results.

WE ARE SUBJECT TO SUBSTANTIAL PATENT LITIGATION THAT COULD DELAY OR PREVENT OUR COMMERCIALIZATION OF PRODUCTS.

         Patent certification requirements for controlled-release drugs and for some new drugs could also result in significant delays in obtaining FDA approval if the holder or holders of the brand name patents initiate infringement litigation. We apply our processes and formulations to develop a product that will produce the brand product's physiological characteristics but not infringe upon the patents of the NDA owner or other innovator. In connection with this process, we conduct studies to establish that our product is bioequivalent to the brand product, and obtain legal advice that our products do not infringe the NDA owner's or the innovator's patents and/or that such patents are invalid or unenforceable. As required by the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, we then assemble and submit an ANDA to the FDA for review. If we believe that our product does not infringe a patent associated with the brand product which has been listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluation Book, commonly referred to as the "Orange Book," or that such patent is invalid or unenforceable, we are required to make a certification to that effect. This certification is called a Paragraph IV Certification.

         Once the FDA accepts our ANDA for filing, we must also send notice that we have filed an ANDA with a Paragraph IV Certification to the NDA owner and patent holder, explaining the basis for our position that the patent(s) is not infringed and/or is invalid or unenforceable. The NDA owner or patent holder may then initiate a legal challenge for patent infringement. If they do so within 45 days of their receipt of notice of our Paragraph IV Certification, that ensuing lawsuit will automatically prevent the FDA from approving our ANDA until the earlier of 30 months, expiration of the patent, or when the infringement case is decided in our favor. In addition, delays in obtaining FDA approval of abbreviated applications and some new drug applications can also result from a marketing exclusivity period and/or an extension of patent terms. Thus, as the developer of bioequivalent products, we may invest a significant amount of time and expense in the development of these products only to be subject to significant delay and the uncertain result of patent litigation before our products may be commercialized. Additionally, patent litigation is, in itself, both costly and time consuming, and the outcome of patent litigation is difficult to predict.

         As of March 31, 2004, we had 17 applications pending at the FDA for generic versions of brand name pharmaceuticals. Patent litigation has been filed and is still outstanding in connection with seven ANDAs that we have filed with Paragraph IV Certifications. We anticipate that additional legal actions may be filed against us as we file additional applications. Patent litigation may also be brought against us in connection with NDA products that we may pursue. Our business and financial results could be materially harmed by the delays in marketing our products as a result of litigation, an unfavorable outcome in any litigation, or the expense of litigation, whether or not it is successful.

IF OUR STRATEGIC ALLIANCE WITH TEVA FAILS TO BENEFIT US AS EXPECTED, OUR BUSINESS WILL BE HARMED.

         In June 2001, we entered into a strategic alliance agreement with Teva Pharmaceuticals Curacao, N.V. (Teva) for 12 controlled-release generic pharmaceutical products. The agreement granted Teva exclusive U.S. marketing rights for six of our products pending approval at the FDA and six products under development at the time of the agreement. Of the six products not yet filed at the time of the agreement, we have filed ANDAs for four with the FDA. Under the agreement, we will be responsible for manufacturing and supplying Teva with all of its requirements for these products and will share with Teva in the gross margins from its sale of the products. Teva's exclusive marketing right for each product will run for a period of 10 years in each country from the date of Teva's first sale of that product. Unless either party provides appropriate notice, this 10-year period will automatically be extended for two additional years.

         Teva elected to commercialize a competing product to one of the four products filed since June 2001, which it developed internally. Pursuant to the agreement, we elected to participate in the development and commercialization of Teva's competing product and share in the gross margins of that product. Teva also has an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel for these products.

         We will depend on our strategic alliance with Teva to achieve market penetration and revenue generation for the products covered by the agreement. We entered into the agreement with Teva on the basis of certain expectations of the level of sales of the products which Teva will achieve. If we fail to maintain our strategic alliance with Teva, or if our strategic alliance with Teva fails to benefit us as expected, our revenues will not meet our expectations and our business will be harmed.

IF OUR EXCLUSIVITY TRANSFER AGREEMENT WITH ANDRX CORPORATION FAILS TO BENEFIT US AS EXPECTED, OUR BUSINESS WILL BE HARMED.

         In July 2003, we entered into an exclusivity transfer agreement with Andrx Corporation (Andrx) and Teva in order to gain market access for generic versions of GlaxoSmithKline's Wellbutrin SR for depression and Zyban for smoking cessation. Bupropion is the active ingredient in Wellbutrin SR and Zyban. The FDA has granted final approval to our ANDAs for the 100 mg dosage and 150 mg dosage forms of this product.

         Andrx relinquished its right to a 180-day period of marketing exclusivity for the 150 mg dosage strength of generic Wellbutrin SR on March 22, 2004.

         We entered into the agreement with Andrx and Teva on the basis of certain expectations of the level of sales of the products that will be achieved. If we fail to maintain our collaboration with Andrx and Teva, or if our collaboration with Andrx and Teva fails to benefit us as expected, our revenues will not meet our expectations and our business will be harmed.

OUR STOCKHOLDERS MAY BE ADVERSELY AFFECTED BY STRATEGIC ALLIANCES OR LICENSING ARRANGEMENTS WE MAKE WITH OTHER COMPANIES.

         We have entered into strategic alliances or license agreements with respect to certain products with Andrx, Teva, Wyeth, Novartis, and Schering-Plough. In the future, we may enter into strategic alliances or licensing arrangements with respect to other products with these or other companies. These arrangements may require us to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could reduce the market value of our common stock.

WE FACE INTENSE COMPETITION IN THE PHARMACEUTICAL INDUSTRY FROM BOTH BRAND NAME AND GENERIC MANUFACTURERS, AND WHOLESALERS THAT COULD SEVERELY LIMIT OUR GROWTH AND RESULTS OF OPERATIONS.

         The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than us. We are subject to competition from numerous other entities that currently operate, or intend to operate, in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug-delivery technologies and products, and other manufacturers that may decide to undertake in-house development of these products. Our generic products may be subject to competition from, among other products, competing generic products marketed by the patent holder. The following table, based upon publicly available information, reflects the companies which, to our knowledge, market brand name or generic products that compete with our five largest product families currently on the market which accounted for approximately 95% of our revenues for the three-month period ended March 31, 2004:

PRODUCT                                  BRAND COMPETITION                      GENERIC COMPETITION
------------------------------------     --------------------------------       -----------------------------------
LIPRAM Capsules (Pancreatic enzymes)     McNeil Laboratories (Pancrease),       Ethex Corporation, Mutual
                                         Solvay Pharmaceuticals (Creon),        Pharmaceuticals, Contract Pharmacal
                                         Scandipharm (Ultrase)

Terbutaline Sulfate 2.5 mg and 5.0 mg    aaiPharma (Brethine)                   None to date
Tablets

Loratadine and Pseudoephedrine Sulfate   Schering-Plough (Claritin-D 24-hour,   Andrx
Extended Release Tablets                 Clarinex D)

Fludrocortisone Acetate 0.1 mg Tablets   King Pharmaceuticals (Florinef)        Barr Laboratories

Minocycline Hydrochloride 50 mg, 75      Wyeth (Minocin)                        Barr, Aligen, Breckenridge, ESI
mg, and 100 mg Capsules                  Medicis (Dynacin)                      Lederle, Geneva, Ivax, H. C. Moore,
                                                                                Qualitest, Par, Ranbaxy, Teva,
                                                                                Watson, URL, Warner-Chilcott

Bupropion Hydrochloride Extended         GlaxoSmithKline, Biovail (Wellbutrin   Watson Laboratories, Eon Labs, Excel
Release Tablets                          SR, Zyban, Wellbutrin XL)              Pharmaceuticals

Demeclocycline Hydrochloride             Declomycin                             None to date

Carbidopa and Levodopa Extended          Bristol Myers Squibb (Sinemet CR)      Mylan Laboratories
Release Tablets

         Some of our competitors have greater experience than we do in obtaining FDA and other regulatory approvals. Our competitors may succeed in developing products that are more effective or cheaper to use than products we may develop. These developments may render our products uncompetitive. We may be unable to continue to compete successfully with these companies.

         The following table, based upon publicly available information, reflects the companies which to our knowledge, market or will market brand name or generic products that are likely to compete with the major products we currently have under development:

DEVELOPMENT PRODUCT                      BRAND COMPETITION                      POTENTIAL GENERIC COMPETITION
-----------------------------------      -----------------------------------    -----------------------------------
Omeprazole Delayed Release Capsules      AstraZeneca (Prilosec, Nexium),        Andrx, Genpharm, International,
                                         Procter and Gamble (Prilosec 1)        Dr. Reddy Laboratories Ltd.,
                                                                                KUDCO/Schwarz Pharma, Eon Labs, Lek
                                                                                International Pharmaceutical Group,
                                                                                Mylan Laboratories, Apotex USA and
                                                                                IVAX Pharmaceuticals

Loratadine Orally Disintegrating         Schering-Plough (Claritin Reditabs,    Cima Labs, Andrx
Tablets                                  Clarinex Reditabs), Wyeth (Alavert)

Fenofibrate Capsules and Tablets         Abbott Labs (Tricor Tablets)           Teva, Pharmaceutical Resources,
                                                                                Cypher Pharmaceuticals

Fexofenadine and Pseudoephedrine         Aventis (Allegra-D)                    Barr Laboratories, Mylan Laboratories
Hydrochloride Extended Release Tablets

Oxycodone Hydrochloride Extended         Purdue Pharma (OxyContin)              Boehringer Ingelheim/Roxane
Release Tablets                                                                 Pharmaceuticals, Endo
                                                                                Pharmaceuticals, Teva

         In order to obtain market share for our generic products, our products will need to be successfully marketed to pharmaceutical wholesalers, chain drug stores which warehouse products, mass merchandisers, mail-order pharmacies and others. These entities often purchase generic products from a limited number of suppliers, which they then sell to end-users. Among the factors considered by these entities in purchasing a generic product are price, on-time delivery, a good record with the FDA and relationship. In order to obtain market share for our brand name products, we will be dependent on physicians prescribing our products to their patients. Among the factors considered by physicians in prescribing a brand name product is the quality and effectiveness of the product. We have only limited experience in marketing our generic products and have no experience in marketing brand name products. We, or our strategic partners, may not be able to successfully market our products.

WE FACE RISKS THAT OUR GOODWILL AND INTANGIBLES MAY BECOME IMPAIRED.

         At March 31, 2004, our goodwill and intangibles were approximately $28.0 million, or approximately 18% of our total assets. We may never realize the value of our goodwill and intangibles. We will continue to evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary. Although as of March 31, 2004, the carrying value of goodwill was not impaired based on our assessment performed in accordance with accounting principles generally accepted in the U.S., any such future determination requiring the write-off of a significant portion of carrying value of goodwill could have a material adverse effect on our financial condition or results of operations.

GENERIC DRUG MAKERS ARE OFTEN MOST PROFITABLE WHEN THEY ARE THE FIRST PRODUCER OF A GENERIC DRUG, AND WE DO NOT KNOW IF WE WILL BE THE FIRST PRODUCER OF ANY GENERIC DRUG PRODUCT.

         The first generic drug manufacturers receiving FDA approval for generic equivalents of related brand name products have often captured greater market share from the brand name product than later arriving generic manufacturers. The development of a new generic drug product, including its formulation, testing and FDA approval, generally takes approximately three or more years. Consequently, we may select drugs for development several years in advance of their anticipated entry to market and cannot know what the market or level of competition will be for that particular product if and when we begin selling the product. In addition, by introducing so called "authorized generic" versions of their own brand name products, mainly through an agreement with a generic pharmaceutical company, prior to the expiration of the patents for those drugs, brand name drug companies have attempted to prevent generic drug manufacturers from producing or capturing market share for certain products. Brand name companies have also attempted to prevent competing generic drug products from being treated as equivalent to their brand name products. We expect efforts of this type to continue.

         The Congress amended provisions of the Hatch-Waxman Amendments clarifying certain issues pertaining to 180-day exclusivity in Title X of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) in November 2003. The first company to file a substantially complete ANDA for a reference listed brand name drug certifying that any listed patent(s) for that drug is not infringed, and/or is invalid or unenforceable obtains in most cases, upon the FDA approval, 180 days of market exclusivity. There may continue to be uncertainty about which generic applicant is entitled to 180-day exclusivity, particularly as to applications filed before August 2003, the date specified in the MMA. Issues relating to 180-day exclusivity have been subject to extensive litigation and constantly changing guidance by the FDA.

         In March 2004, the FDA announced that it would publish the date on which the first ANDA was filed which will be entitled to 180-day exclusivity. We believe we were the first to file with the FDA on only one ANDA. In addition, the laws and regulations could result in us not being able to utilize all or any portion of the 180-day market exclusivity period on ANDA products we were the first to file on, depending on the timing and outcome of court decisions in patent litigation. Issues relating to 180-day exclusivity may adversely affect our business by reducing the exclusivity period we may have for one of our products or delaying the approval of our products where another generic applicant is entitled to the 180-day exclusivity.

OUR INEXPERIENCE IN CONDUCTING CLINICAL TRIALS AND SUBMITTING NEW DRUG APPLICATIONS AND UNCERTAINTIES INHERENT IN CLINICAL TRIALS COULD RESULT IN DELAYS IN PRODUCT DEVELOPMENT AND COMMERCIALIZATION.

         Prior to seeking FDA approval for the commercial sale of brand name controlled-release formulations under development or any drug we develop which does not qualify for the FDA's abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have no experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. We have never submitted an NDA. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees on NDAs ($573,500 for fiscal year
2004), which are not refunded if FDA approval is not obtained.

         Additionally, a number of difficulties and uncertainties are associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials even after promising results in pre-clinical studies. These failures have often resulted in decreases in the stock prices of these companies. If any of our products under development are not shown to be safe and effective in clinical trials, our business and financial results could be materially harmed.

OUR ASSUMPTIONS ABOUT OUR BUSINESS STRATEGIES, PRODUCTS AND PRODUCT APPROVALS, MAY NOT BEAR OUT AS WE EXPECT.

         Our expectations regarding the success of our products and our business are based on assumptions which may not bear out as we expect. In our press releases and other public documents, we have forecasted the accomplishment of objectives material to our success, such as anticipated filings with the FDA and anticipated receipt of FDA approvals. For example, we have assumed that we will file with the FDA at least six ANDAs per year. The actual timing and results of these events can vary dramatically due to factors such as the uncertainties inherent in the drug development and regulatory approval process, and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our products. We may not make regulatory submissions or receive regulatory approvals as forecasted, or we may not be able to adhere to our current schedule for product launches.

THE TIME NECESSARY TO DEVELOP GENERIC DRUGS MAY ADVERSELY AFFECT IF AND WHEN, AND THE RATE AT WHICH, WE RECEIVE A RETURN ON OUR CAPITAL.

         We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand name drug equivalent. The development process, including drug formulation, testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand name drug from the prescription market to the over-the-counter market. If this were to occur, we would be prohibited from marketing our product other than as an over-the-counter drug, in which case product revenues could be significantly less than we anticipated.

OUR REVENUES AND OPERATING RESULTS HAVE FLUCTUATED, AND COULD FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND STOCK PRICE.

         Our revenues and operating results may vary significantly from quarter to quarter as well as in comparison to the corresponding quarter of the preceding year. Variations may result from, among other factors:

         o  the timing of FDA approvals we receive;

         o the timing of process validation for particular generic drug products;

         o  the timing of product launches;

         o the introduction of new products by others that render our products obsolete or noncompetitive;

         o  the outcome of our patent infringement litigation; and

         o  the addition or loss of customers.

         Our results of operations will also depend on our ability to maintain selling prices and gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Our future operating results may also be affected by a variety of additional factors, including the results of future patent challenges and the market acceptance of our new products.

EXTENSIVE REGULATIONS GOVERN THE MANUFACTURING, DISTRIBUTION, LABELING AND PROMOTION OF OUR PRODUCTS AND FAILURE TO COMPLY WITH THE NUMEROUS REGULATIONS COULD MATERIALLY HARM OUR BUSINESS.

         The manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to extensive regulation by federal agencies, including the FDA, the Federal Trade Commission (FTC), the Drug Enforcement Administration (DEA), the Consumer Product Safety Commission and the Environmental Protection Agency (EPA), among others. We are also subject to state and local laws, regulations and agencies in California, Pennsylvania and elsewhere. In addition to approval prior to marketing any of our products, the FDA also requires that certain records be kept and reports be made, mandates registration of the facilities of drug manufacturers and listing of their products, and has the authority to inspect manufacturing facilities for compliance with its current Good Manufacturing Practices regulation. Moreover, after the FDA approves one of our products, we may have to withdraw it from the market if our manufacturing is not in accordance with FDA standards, the approval for the product or our own internal specifications or standards. The FDA has the authority to withdraw approvals of previously approved drugs for cause, to request recalls of products, to bar companies and individuals from future drug application submissions and, through action in court, to seize products, institute criminal prosecution, or close manufacturing plants in response to violations. Our business and financial results could be materially harmed by any failure to comply with the FDA's manufacturing and other regulatory requirements.

         In addition, numerous federal and state requirements exist for a variety of controlled substances which may be part of our product formulations. For example, the DEA regulates narcotics and the California Bureau of Narcotic Enforcement (the California BNE) regulates certain precursor substances, including ephedrine and similar substances. These and other regulatory agencies have far-reaching authority. For example, the DEA has similar authority to the FDA and may also pursue monetary penalties, and the California BNE has authority to issue, suspend and revoke precursor permits. Compliance with the complex and extensive regulatory requirements is difficult and expensive. If we fail to comply with the numerous federal, state and local rules and regulations, our current or future operations could be curtailed and our business and financial results could be materially harmed.

WE WILL NEED AN EFFECTIVE SALES ORGANIZATION TO MARKET AND SELL OUR FUTURE BRAND NAME PRODUCTS AND OUR FAILURE TO BUILD OR MAINTAIN AN EFFECTIVE SALES ORGANIZATION MAY HARM OUR BUSINESS.

         We do not currently market products under our own brand and we cannot assure you that we ever will do so. Currently, we do not have an active sales division to market and sell any brand name products that we may develop or acquire. We may not be able to recruit qualified sales personnel to market our brand name products prior to the time those products are available for commercial launch. Our inability to enter into satisfactory sales and marketing arrangements in the future may materially harm our business and financial results. We may have to rely on collaborative partners to market our branded products. These partners may not have our same interests in marketing the products and may fail to effectively market the products, and we may lose control over the sales of these products.

DECREASES IN HEALTH CARE REIMBURSEMENTS COULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS OR DECREASE OUR REVENUES.

         Our ability to maintain revenues for our products will depend in part on the extent to which reimbursement for the cost of pharmaceuticals will be available from government health administration agencies, private health insurers, and other organizations. In addition, third-party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third-party payors. We cannot assure you that health care providers, patients, or third-party payors will accept and pay for our pharmaceuticals. In addition, there is no guarantee that health care reimbursement laws or policies will not materially harm our ability to sell our products profitably or prevent us from realizing an appropriate return on our investment in product development.

WE DEPEND ON OUR PATENTS AND TRADE SECRETS, AND OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO PROTECT THESE SECRETS AND NOT INFRINGE ON THE RIGHTS OF OTHERS.

         We believe that patent and trade secret protection is important to our business and that our future success will depend, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the rights of others. We have been issued six U.S. patents and various foreign patent applications relating to our drug-delivery technologies. Our U.S. patents are for our Concentric Multiple-Particulate Delivery System, our Timed Multiple-Action Delivery System, our Particle Dispersion System, our Dividable Multiple-Action Drug Delivery System, our Multiplex Drug Delivery System, and our Pharmaceutical Stabilization System. We expect to apply for additional U.S. and foreign patents in the future. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In addition, the issuance of a patent to us does not mean that our products do not infringe on the patents of others. We cannot assure you that:

         o our patents, or any future patents, will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

         o  any of our future processes or products will be patentable;

         o any pending or additional patents will be issued in any or all appropriate jurisdictions;

         o our processes or products will not infringe upon the patents of third parties; or

         o we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

         We also rely on trade secrets and proprietary knowledge which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. If these agreements are breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known by our competitors.

OUR BUSINESS AND FINANCIAL RESULTS COULD BE MATERIALLY HARMED IF WE FAIL TO AVOID INFRINGEMENT OF THE PATENT OR PROPRIETARY RIGHTS OF OTHERS OR TO PROTECT OUR PATENT RIGHTS.

         We have exposure to patent infringement litigation as a result of our product development efforts, which could adversely affect our product introduction efforts and be costly. The patent position of pharmaceutical firms involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims allowed or the degree of protection afforded under these patents. During the past several years, there has been an increasing tendency for the innovator of the original patented product to bring patent litigation against a generic drug company. This litigation is often initiated as an attempt to delay the entry of the generic drug product and reduce its market penetration.

         We obtained two policies totaling $7.0 million of patent infringement liability insurance from AISLIC covering us against the costs associated with patent infringement claims made against us relating to seven ANDAs we filed under Paragraph IV of the Hatch-Waxman Amendments. Both policies have reached their limits of liability. We do not believe that this type of litigation insurance will be available to us on acceptable terms for our other current or future ANDAs. While Teva has agreed to pay 45% to 50% of the attorneys' fees and costs in excess of $7.0 million related to the twelve products covered by our strategic alliance agreement with it, we will be responsible for the remaining expenses and costs for these products and all of the costs associated with patent litigation for our other products and our future products.

         Our liability insurance coverage may not be sufficient to cover any liability resulting from alleged or proven patent infringement. If a court determines that we infringed on patent or proprietary rights, the liability could materially harm our business and financial results.

WE MAY BE SUBJECT TO PRODUCT LIABILITY LITIGATION AND ANY CLAIMS BROUGHT AGAINST US COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         The design, development and manufacture of our products involve an inherent risk of product liability claims and associated adverse publicity. We currently have product liability insurance which covers us for liability of up to $20.0 million. This insurance may not be adequate to cover any product liability claims to which we may become subject. Product liability insurance coverage is expensive, difficult to obtain, and may not be available in the future on acceptable terms, or at all. Any claims brought against us, whether fully covered by insurance or not, could have a material adverse effect on us.

SINCE WE DERIVE A SUBSTANTIAL PERCENTAGE OF OUR REVENUE FROM CONTRACTS WITH A FEW CUSTOMERS, THE LOSS OF ONE OR ALL OF THESE CUSTOMERS WOULD HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We derive a substantial portion of our revenue from a few customers. Our five major customers, Amerisource-Bergen, Cardinal Health, McKesson, Schering-Plough and Teva accounted for approximately 64% of total revenues for the year ended December 31, 2003 and approximately 83% of total revenues for the three months ended March 31, 2004. Accounts receivable from these five customers represented approximately 75% of total trade receivables on December 31, 2003 and approximately 68% of total trade receivables on March 31, 2004. Teva accounted for 61% of the total revenues for the three months ended March 31, 2004, and 71% of the related trade receivables as of March 31, 2004. The loss of one or all of these customers would have a substantial negative impact on our results of operations and financial condition.

WE ARE DEPENDENT ON A SMALL NUMBER OF SUPPLIERS FOR OUR RAW MATERIALS, AND ANY DELAY OR UNAVAILABILITY OF RAW MATERIALS CAN MATERIALLY ADVERSELY AFFECT OUR ABILITY TO PRODUCE PRODUCTS.

         The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier, FDA approval of a new supplier could delay the manufacture of the drug involved. In addition, some materials used in our products are currently available from only one supplier or a limited number of suppliers. Approximately 17% of our 2003 net sales were attributable to one product family, which is supplied by a sole-source supplier, Eurand America, Inc., under an exclusive licensing agreement that expires in 2007. Generally, we would need up to one year to find and qualify a new sole-source supplier. If we receive less than one year's notice from a sole-source supplier that it intends to cease supplying raw materials, it could result in disruption of our ability to produce the drug involved. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:

         o greater possibility for disruption due to transportation or communication problems;

         o  the relative instability of some foreign governments and economies;

         o interim price volatility based on labor unrest, materials or equipment shortages, export duties, restrictions on the transfer of funds or fluctuations in currency exchange rates; and

         o uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.

         In addition, recent changes in patent laws in certain foreign jurisdictions (primarily in Europe) may make it increasingly difficult to obtain raw materials for research and development prior to expiration of applicable United States or foreign patents. Any inability to obtain raw materials on a timely basis, or any significant price increases that cannot be passed on to customers, could have a material adverse effect on us.

         The delay or unavailability of raw materials can materially adversely affect our ability to produce products. This can materially adversely affect our business and operations.

WE DEPEND ON KEY OFFICERS AND QUALIFIED SCIENTIFIC AND TECHNICAL EMPLOYEES, AND OUR LIMITED RESOURCES MAY MAKE IT MORE DIFFICULT TO ATTRACT AND RETAIN THESE PERSONNEL.

         As a small company with approximately 510 full-time employees as of March 31, 2004, the success of our present and future operations will depend to a great extent on the collective experience, abilities, and continued service of Charles Hsiao, our Chairman, Barry R. Edwards, our Chief Executive Officer, Larry Hsu, our President, and certain of our other executive officers. We do not have any employment agreements with any of our executive officers, other than Dr. Hsiao, Mr. Edwards and Dr. Hsu. We do not maintain key man life insurance on the lives of any of our executives. If we lose the services of any of these executive officers, it could have a material adverse effect on us. Because of the specialized scientific nature of our business, we are also highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to our product development programs. Our small size and limited financial and other resources may make it more difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.

WE HAVE LIMITED MANUFACTURING CAPACITY REQUIRING US TO BUILD ADDITIONAL CAPACITY FOR PRODUCTS IN OUR PIPELINE. OUR MANUFACTURING FACILITIES MUST COMPLY WITH STRINGENT FDA AND OTHER REGULATORY REQUIREMENTS.

         We currently have seven facilities, five of which are in California:

         o Building 1, a 35,125 square foot facility which serves as our corporate headquarters and our primary research and development center;

         o Building 2, a 50,400 square foot facility, which serves as our primary manufacturing center;

         o Building 3, a 14,400 square foot facility used as an administrative office and warehouse facility;

         o Building 5, a 61,800 square foot facility used for warehousing production materials; and

         o Building 6, a 3,280 square foot facility used for research and development.

         The other two facilities are located in Pennsylvania:

         o Building 4, a 113,000 square foot facility which serves as our main center for packaging, warehousing and distribution; and

         o Building 7, a 44,000 square foot facility used as our center for sales and marketing and additional warehousing.

         In June 2002, we completed construction of our Hayward, California manufacturing center (Building 2). This new manufacturing facility must continue to be in compliance with current Good Manufacturing Practices. Our facilities are subject to periodic inspections by the FDA and we cannot assure you that the facilities will continue to be in compliance with current Good Manufacturing Practices or other regulatory requirements. Failure to comply with such requirements could result in significant delays in the development, approval, and distribution of our planned products, and may require us to incur significant additional expense to comply with current Good Manufacturing Practices or other regulatory requirements.

         The DEA also periodically inspects facilities for compliance with security, recordkeeping, and other requirements that govern controlled substances. We cannot assure you that we will be in compliance with DEA requirements in the future.

OUR COMPLIANCE WITH ENVIRONMENTAL, SAFETY, AND HEALTH LAWS MAY NECESSITATE SUBSTANTIAL EXPENDITURES IN THE FUTURE, THE CAPITAL FOR WHICH MAY NOT BE AVAILABLE TO US.

         We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, and local environmental, safety, and health laws and regulations that are applicable to our operations and facilities. We must comply with environmental laws that govern, among other things, airborne emissions, waste water discharges, workplace safety, and solid and hazardous waste disposal. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Whether we will be able to obtain required financing in the future to pay for larger than expected capital expenditures is uncertain. Also, future costs of compliance with new environmental, safety, and health requirements could have a material adverse effect on our financial condition or results of operations and cash flows.

IF WE ARE UNABLE TO MANAGE OUR GROWTH, OUR BUSINESS WILL SUFFER.

         We have experienced rapid growth of our operations. We have increased our full-time employee count from 273 as of February 28, 2003 to approximately 510 employees as of March 31, 2004. The number of ANDAs pending approval at the FDA has increased from 11 at June 30, 2001 to 17 at March 31, 2004. This growth has required us to expand, upgrade, and improve our administrative, operational, and management systems, controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand name products, and our marketing and sales efforts for the products we develop. Although we cannot assure you that we will, in fact, grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, DC ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY MATERIALLY ADVERSELY AFFECT US.

         Terrorist attacks may negatively affect our operations. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, and ultimately affect our sales.

         Also as a result of terrorism, the United States may be involved in armed conflicts that could have a further impact on our sales, our supply chain, and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result, and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

         More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in, or exacerbate, economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues, and costs and may result in the volatility of the market price for our securities and on the future prices of our securities.

OUR CORPORATE HEADQUARTERS, MANUFACTURING, AND RESEARCH AND DEVELOPMENT ACTIVITIES ARE LOCATED IN AN EARTHQUAKE ZONE AND THESE OPERATIONS COULD BE INTERRUPTED IN THE EVENT OF AN EARTHQUAKE.

         Our corporate headquarters, manufacturing operations in California, and research and development activities related to process technologies are located near major earthquake fault lines. In the event of a major earthquake, we could experience business interruptions, destruction of facilities, and/or loss of life, all of which could materially adversely affect our business.

OUR STOCKHOLDERS MAY SUSTAIN FUTURE DILUTION IN OWNERSHIP AS A RESULT OF THE TERMS OF SOME OF OUR OUTSTANDING SECURITIES OR FUTURE ISSUANCES OF SECURITIES.

         We may need to raise additional capital in the future to fund our operations and planned expansion. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for equity securities, ownership dilution to our stockholders will result. For instance, (i) on January 30, 2004, 75,000 outstanding shares of our Series 2 preferred stock were converted into an aggregate of 1,500,000 shares of our common stock, (ii) on January 15, 2004, we paid the outstanding amount of $2.5 million of the refundable deposit to Teva by the issuance of 160,751 shares of our common stock and (iii) on April 5, 2004, we issued and sold $95 million in aggregate principal amount of our 1.250% convertible senior subordinated debentures due 2024, which are convertible into shares of our common stock upon the occurrence of certain events. Our stockholders' ownership interest in our outstanding common stock was, or has the potential to be, diluted by these events.

         In addition, as of March 31, 2004, we had outstanding warrants to purchase 801,503 shares of common stock and outstanding stock options to purchase 5,596,924 shares of common stock. To the extent that holders exercise their warrants and options to purchase common stock, stockholders' ownership interest in our common stock will be diluted.

         On May 17, 2004, we filed an amendment to our Restated Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, which amendment increased the number of our authorized shares of common stock from 75,000,000 to 90,000,000. Our board will generally be able to issue additional shares of common stock without the approval of our stockholders. These future issuances will dilute the ownership interests of our stockholders.

A SUBSTANTIAL NUMBER OF OUR SHARES ARE ELIGIBLE FOR FUTURE SALE AND THE SALE OF OUR SHARES INTO THE MARKET MAY DEPRESS OUR STOCK PRICE.

         Our stock price may be depressed by future sales of our shares or perception that future sales may occur. We had 57,961,990 shares outstanding as of February 29, 2004, of which approximately 17,603,217 shares were owned by our officers and directors or their affiliates and are considered restricted shares.

Substantially all of these shares have been registered for sale under the Securities Act and, subject to certain limitations, may be sold at any time without restriction. The remaining shares of our common stock outstanding as of February 29, 2004 are freely tradeable.

         On January 30, 2004, 75,000 outstanding shares of our Series 2 preferred stock were converted into an aggregate of 1,500,000 shares of common stock, and on January 15, 2004, we paid the outstanding amount of $2.5 million of the refundable deposit to Teva by the issuance of 160,751 shares of our common stock. The shares of common stock into which the shares of Series 2 preferred stock were converted have been, and the shares of common stock issued to Teva are being, registered for sale under the Securities Act and, subject to certain limitations and upon such registration, may be sold at any time without restriction. In addition, on April 5, 2004, we issued and sold $95 million in aggregate principal amount of our 1.250% convertible senior subordinated debentures due 2024, which are convertible into shares of our common stock upon the occurrence of certain events. In connection with our issuance and sale of these debentures, we agreed to register the debentures and the underlying shares of common stock for sale under the Securities Act, and, upon such registration, subject to certain limitations, the debentures and the underlying shares of common stock will be freely tradeable.

         As of March 31, 2004, we also had outstanding warrants to purchase 801,503 shares of common stock, and outstanding stock options to purchase 5,596,924 shares of common stock. Warrants for 801,503 shares (and the shares underlying these warrants) have been registered for sale under the Securities Act and, subject to certain limitations, may be sold at any time. The shares underlying the stock options have been registered under the Securities Act and, subject to certain limitations, may be sold upon exercise of the stock options without restriction. As of March 31, 2004, we had 3,098,482 shares of common stock available for issuance under employee benefit plans in addition to the 5,596,924 shares issuable upon exercise of the options referred to above. We are unable to estimate the amount, timing, or nature of future sales of common stock. Sales of substantial amounts of the common stock in the public market, or the perception that these sales may occur, may lower the common stock's market price.

CONTROL OF OUR COMPANY IS CONCENTRATED AMONG OUR DIRECTORS AND EXECUTIVE OFFICERS, THEIR RESPECTIVE AFFILIATES AND RELATED ENTITIES WHO OWN APPROXIMATELY 30% OF OUR OUTSTANDING COMMON STOCK AND WHO CAN EXERCISE SIGNIFICANT INFLUENCE OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

         As of February 29, 2004, our present directors, executive officers, their respective affiliates and related entities owned approximately 30% of our outstanding common stock. Certain of these stockholders have the right to obtain additional shares of our equity securities under certain circumstances. They are entitled to preemptive rights, meaning that they are entitled to purchase additional shares of our equity securities when we sell shares of our equity in order to maintain their percentage ownership in our company, and are also entitled to anti-dilution protection, meaning that they will receive additional shares of our common stock in the event that we issue shares of our common or preferred stock at a lower purchase price than the purchase price paid for shares issued to these stockholders. These stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also potentially delay or prevent a change in control of our company.

OUR STOCK PRICE IS LIKELY TO REMAIN VOLATILE.

         The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock price of many publicly traded specialty pharmaceutical companies, has been and will likely continue to be volatile. For example, the sale price of our common stock during 2003 ranged from a high of $16.49 during the quarter ended September 30, 2003 to a low of $3.01 during the quarter ended March 31, 2003. The sale price of our common stock during the period commenced on January 1, 2004 and ended March 31, 2004 ranged from a high of $24.30 on March 5, 2004 to a low of $14.25 on January 2, 2004.

         Prices of our common stock may be influenced by many factors, including:

         o  investor perception of us;

         o  analyst recommendations;

         o  market conditions relating to specialty pharmaceutical companies;

         o  announcements of new products by us or our competitors;

         o publicity regarding actual or potential development relating to products under development by us or our competitors;

         o  developments or disputes concerning patent or proprietary rights;

         o  delays in the development or approval of our product candidates;

         o  regulatory developments;

         o period to period fluctuations in our financial results and those of our competitors;

         o future sales of substantial amounts of common stock by stockholders; and

         o  economic and other external factors.

WE HAVE AND MAY IN THE FUTURE ISSUE PREFERRED STOCK WHICH COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF OUR COMMON STOCK.

         Our Board of Directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. Preferred stockholders could adversely affect the rights and interests of holders of common stock by:

         o exercising voting, redemption, and conversion rights to the detriment of the holders of common stock;

         o receiving preferences over the holders of common stock regarding assets or surplus funds in the event of our dissolution or liquidation;

         o delaying, deferring, or preventing a change in control of our company;

         o discouraging bids for our common stock at a premium over the market price of the common stock; and

         o  otherwise adversely affecting the market price of the common stock.

WE ARE NOT LIKELY TO PAY DIVIDENDS.

         We have not paid any cash dividends on our common stock and we do not plan to pay any cash dividends in the foreseeable future. We plan to retain any earnings for the operation and expansion of our business. Our loan agreements prohibit the payment of dividends without the other party's consent.

                              SELLING STOCKHOLDERS

         The following table provides certain information as of May 26, 2004 regarding the beneficial ownership of our common stock by the stockholders selling common stock under this prospectus prior to and after the offering. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

         Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of these shares. We have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered for sale. The selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares, or acquired additional shares, since the date on which they provided information regarding their securities.

                                             SHARES OF COMMON STOCK                       SHARES OF COMMON
                                               BENEFICIALLY OWNED        NUMBER OF    STOCK BENEFICIALLY OWNED
               STOCKHOLDER                    BEFORE THIS OFFERING         SHARES         AFTER THIS OFFERING
-----------------------------------          ----------------------        BEING     --------------------------
                                              NUMBER        PERCENT       OFFERED        NUMBER       PERCENT
                                             ---------   -----------     ---------    -------------  -----------
Teva Pharmaceuticals Curacao, N.V.           2,511,752        4.3%        1,049,669     1,462,083        2.5%
Gary Blumenthal                                  4,398         *              4,398            -0-        *

------------------------
*Less than 1%.

         We have a strategic relationship with one of the selling stockholders, Teva. In June 2001, we entered into a strategic alliance agreement with Teva for twelve controlled-release generic pharmaceutical products. The agreement granted Teva exclusive U.S. prescription marketing rights for six of our products pending approval at the FDA and six products under development at the time the agreement was signed. The six products for which ANDAs were already filed at the time of the agreement were Omeprazole 10 mg, 20 mg, and 40 mg Delayed Released Capsules (generic of Prilosec), Bupropion Hydrochloride 100 mg and 150 mg Extended Release Tablets (generic of Wellbutrin SR), Bupropion Hydrochloride 150 mg Extended Release Tablets (generic of Zyban), Loratadine and Pseudoephedrine Sulfate 5 mg/120 mg 12-hour Extended Release Tablets (generic of Claritin-D 12-Hour), Loratadine and Pseudoephedrine Sulfate 10 mg/240 mg 24 hour Extended Release Tablets (generic of Claritin-D 24-hour) and Loratadine Orally Disintegrating Tablets (generic of Claritin Reditabs). Of the six products under development, four have since been filed with the FDA. Teva elected to commercialize a competing product to one of the four products filed since June 2001, which it developed internally. Pursuant to the agreement, we elected to participate in the development and commercialization of Teva's competing product and share in the gross margins of such product. Teva also had an option to acquire exclusive marketing rights in the rest of North America, South America, the European Union and Israel for these products. We will be responsible for supplying Teva with all of its requirements for these products and will share with Teva in the gross margins from its sale of the products. Teva's exclusive marketing right for each product will run for a period of ten years in each country from the date of Teva's first sale of that product. Unless either party provides appropriate notice, this ten-year period will automatically be extended for two additional years.

         As part of the strategic alliance agreement, Teva will share some of our costs relating to the twelve products. For the six products which were pending approval at the FDA in June 2001, Teva agreed to pay 50% of the attorneys' fees and costs of obtaining FDA approval, including the fees and costs for the patent infringement litigation instituted by brand name pharmaceutical manufacturers in excess of the $7.0 million covered by our patent litigation insurer. For three other products, for which we have since filed ANDAs with the FDA, Teva agreed to pay 45% of all fees, costs, expenses, damages or awards, including attorneys' fees, related to patent infringement claims with respect to these products. For the remaining three products, Teva agreed to pay 50% of these fees, costs, expenses, damages or awards.

         In connection with the strategic alliance agreement, we also agreed to sell to Teva an aggregate of $15.0 million worth of our common stock in four equal installments, with the last sale occurring on June 15, 2002. Teva purchased a total of 1,462,083 shares of our common stock. The price of the common stock was equal to the average closing sale price of our common stock measured over a ten-trading-day period ending two days prior to the date when Teva acquired the common stock. However, on the date Teva completes its first sale of any one of six products specified in our alliance agreement, we may repurchase from Teva 16.66% (243,583) of these shares for an aggregate of $1.00. The shares were sold to Teva without registration under the Securities Act, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, and these shares were subsequently registered for sale under the Securities Act on a Registration Statement on Form S-3/A dated June 3, 2003.

         In addition, in consideration for the potential transfer of the marketing rights, we received $22.0 million from Teva which assisted in the construction and improvement of our Hayward, California facilities and the development of the twelve products specified in our strategic alliance agreement. The $22 million was reflected on the balance sheet as a refundable deposit. The refundable deposit was provided in the form of a loan. Pursuant to the agreement, accrued and future interest on the refundable deposit was forgiven during 2002 as a result of our receipt of tentative or final approvals for at least three of our products. In addition, Teva forgave portions of this loan as we achieved certain milestones relating to the development and launch dates of the products described in our strategic alliance agreement. In addition, by requiring us to repay only 50% of the portion of the loan related to certain missed milestones, Teva chose to continue to have exclusive marketing rights for those products. At our option, we could repay Teva any amounts we owed them as part of the loan in cash or in shares of our common stock. The price of the common stock for purposes of repaying any amounts owed under the loan was the average closing sale price of our common stock measured over a ten-trading-day period ending two days prior to repayment.

         In September 2003, we issued 888,918 shares of our common stock to Teva, paying $13.5 million of the original $22.0 million refundable deposit. In December 2003, Teva exercised its option to retain marketing exclusivity for certain products and, accordingly, reduced the refundable deposit by $3.5 million to $5.0 million. In January 2004, Teva's exercise of the marketing exclusivity option for certain products reduced the refundable deposit to $2.5 million. On January 15, 2004, we satisfied the remaining $2.5 million refundable deposit obligation to Teva by issuing 160,751 shares of our common stock to Teva. The shares issued to Teva in September 2003 and January 2004 are the shares being registered for sale by Teva under the registration statement of which this prospectus is a part.

         In July 2003, we entered into an Exclusivity Transfer Agreement with Andrx and Teva pertaining to pending ANDAs for bioequivalent versions of Wellbutrin SR and Zyban (Bupropion Hydrochloride) 100 mg and 150 mg Extended Release Tablets filed by Andrx, as well as by us. Pursuant to our existing strategic alliance agreement with Teva, Teva has U.S. marketing rights to our versions of these products.

         On March 22, 2004, the FDA granted final approval to our ANDA for the generic version of Wellbutrin SR 150 mg Controlled Release Tablets. Concurrently with this approval, Andrx relinquished its right to a 180-day period of marketing exclusivity for the 150 mg strength of Wellbutrin SR and we launched sales of this product through Teva, our marketing partner.

                                 USE OF PROCEEDS

         All proceeds from the sale of common stock in this offering will go to the stockholder selling common stock under this prospectus. We will not receive any proceeds from the sale of shares of common stock sold by the selling stockholders.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to the "selling stockholders" in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus that were received from the selling stockholders.

         The selling stockholders may sell their shares at various times in one or more of the following transactions:

         o on the Nasdaq National Market (or any other exchange on which the shares may be listed);

         o  in the over-the-counter market;

         o in privately negotiated transactions other than in the over-the-counter market;

         o in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

         o  in block trades;

         o  by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions, and in settlement of other transactions in standardized or over-the-counter options;

         o  any other method permitted under applicable law; or

         o  in a combination of any of the above transactions.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of the shares. This compensation may be in excess of customary commissions.

         The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act or may pledge shares as collateral for margin accounts. These shares could then be resold pursuant to the terms of such accounts.

         Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         Because the selling stockholders may be deemed to be "underwriters" under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of their shares, the selling stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person's participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         If we are notified by any selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

         o the name of the selling stockholder and of the participating broker-dealer(s);

         o  the number of shares involved;

         o  the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

         o  other facts material to the transaction.


         The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

         In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         The following is a general description of the terms and provisions of the securities which the selling stockholders may offer and sell by this prospectus. These summaries are not meant to be complete. You should carefully review the terms of the securities contained in the documents incorporated by reference into this prospectus.

COMMON STOCK

Authorized: We have currently authorized 90,000,000 shares of our common stock, $.01 par value per share.

Outstanding: There were 58,028,543 shares of our common stock outstanding as of April 30, 2004.

Preferred Stock: Our restated certificate of incorporation, as amended, provides that we may, by vote of our board of directors, issue up to 2,000,000 shares of preferred stock in one or more series having the rights, preferences, privileges and restrictions thereon, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or designation of such series as our board of directors deems appropriate, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Voting: The holders of our common stock are entitled to one vote per share with no cumulative voting rights. Only holders of common stock vote on all matters brought for the stockholders' approval, except as otherwise required by law and subject to the voting rights of the holders of any outstanding shares of preferred stock. No shares of preferred stock are currently outstanding.

Dividends: Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled, among other things, to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefore.

Liquidation Rights: Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled in the event of liquidation, dissolution or winding-up of the Company to share ratably in the distribution of assets legally available therefor, after the payment of debts and expenses.

Preemptive Rights: The holders of common stock generally do not have any preemptive rights to subscribe for additional shares of our capital stock.

Status: All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the terms of any series of preferred stock outstanding or to be issued by us in the future.

Redemption and Sinking Fund: No redemption or sinking fund provisions are applicable to the outstanding shares of our common stock.

                                  LEGAL MATTERS

         An opinion has been delivered by Blank Rome LLP, Philadelphia, Pennsylvania, to the effect that the shares of common stock being offered by this prospectus are legally issued, fully paid and nonassessable.

                                     EXPERTS

         The financial statements of Impax Laboratories, Inc. as of December 31, 2003 and for the year ended December 31, 2003, incorporated in this prospectus by reference from the Impax Laboratories, Inc. Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements as of December 31, 2002 and for the two years then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, New York, or Chicago, Illinois. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's website on the Internet at http://www.sec.gov. This website contains reports, proxy and information statements and other information regarding our company and other registrants that file electronically with the SEC. Our SEC file number for documents we file pursuant to the Exchange Act is 0-27354. These reports, proxy and information statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006

         We have filed a registration statement on Form S-3 with the SEC covering the shares of common stock being offered by means of this prospectus. We are allowed to "incorporate by reference" the information contained in certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Item 9 or Item 12 of Form 8-K), until the selling stockholders sell all the shares registered under the registration statement of which this prospectus is a part:

         1. Our annual report on Form 10-K for the year ended December 31, 2003 (including the portions of our proxy statement for our 2004 annual meeting of stockholders incorporated by reference in the annual report on Form 10-K);

         2. Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004;

         3. Our amended quarterly report on Form 10-Q/A for the fiscal quarter ended September 30, 2003, filed with the SEC on May 12, 2004;

         4. Our amended quarterly report on Form 10-Q/A for the fiscal quarter ended September 30, 2003, filed with the SEC on May 26, 2004; and

         5. The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 8, 1995, as amended on December 14, 1997.

You may request a copy of these documents, at no cost, by writing or telephoning us at the following address or telephone number:

                            Impax Laboratories, Inc.
                               3735 Castor Avenue
                        Philadelphia, Pennsylvania 19124
                            Telephone: (215) 289-2220
                         Attention: Corporate Secretary

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus. Additionally, we make available, free of charge, on our website, http://www.impaxlabs.com, these filings as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

         The information on the websites listed above, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference in this document. These websites are, and are only intended to be, inactive textual references.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the company's estimates (other than of the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

           SEC registration fee.......................       $2,772.50*
           Legal fees and expenses....................      $25,000.00
           Accounting fees and expenses...............      $10,000.00
           Miscellaneous expenses.....................       $1,000.00
                 Total................................      $38,772.50

None of these expenses are being paid by the selling stockholders.

----------
*Actual; all other expenses are estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (DGCL), empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acting in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by Delaware law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's bylaw, agreement, vote or otherwise.

         In accordance with Section 145 of the DGCL, Section TWELFTH of the Company's Restated Certificate of Incorporation, as amended, (the Certificate), provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Section ELEVENTH of the Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The By-laws of the Company provide that, to the fullest extent permitted by applicable law, the Company shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the Company or was serving at the request of the Company.

ITEM 16. EXHIBITS

     EXHIBIT
     NUMBER                     DESCRIPTION OF DOCUMENT
---------------    -------------------------------------------------------------

      4.1* Restated Certificate of Incorporation of Global Pharmaceutical Corporation, dated November 2, 1995 (incorporated herein by reference to the Registrant's Registration Statement on Form SB-2 (File No. 33-99310-NY)).

      4.2* Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, dated May 14, 1999 (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

      4.3* Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, dated December 14, 1999 (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

      4.4* Certificate of Merger of Impax Pharmaceuticals, Inc. and Global Pharmaceutical Corporation (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

      4.5* Certificate of Amendment of Restated Certificate of Incorporation of Impax Laboratories, Inc., dated as of October 3, 2000 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

      4.6 Certificate of Amendment of Restated Certificate of Incorporation of Impax Laboratories, Inc., dated May 17, 2004.

      4.7* By-Laws of Impax Laboratories, Inc. (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

      4.8* Specimen Certificate of Impax Laboratories, Inc. common stock, par value $.01 per share (incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599)).

      4.9* Strategic Alliance Agreement between Teva Pharmaceuticals Curacao, N.V. and Impax Laboratories, Inc., dated June 27, 2001 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001).

      5.1          Opinion of Blank Rome LLP.

     23.1          Consent of Deloitte & Touche LLP.

     23.2          Consent of PricewaterhouseCoopers LLP.

     23.3          Consent of Blank Rome LLP (included in Exhibit 5.1).

     24.1          Power of Attorney (Included on signature page hereto).

--------------
*Incorporated by reference herein.



ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania on May 28, 2004.

                                  IMPAX LABORATORIES, INC.


                                  By: /s/ Barry R. Edwards
                                      --------------------------------
                                      Barry R. Edwards,
                                      Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry R. Edwards his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons on May 28, 2004 in the capacities indicated.

           NAME                                                   TITLE
----------------------------                       ----------------------------------
/s/ Charles Hsiao
----------------------------                       Chairman and Director
Charles Hsiao, Ph.D.

/s/ Barry R. Edwards
----------------------------                       Chief Executive Officer and Director (Principal
Barry R. Edwards                                   Executive Officer)

/s/ Larry Hsu
----------------------------                       President and Director
Larry Hsu, Ph.D.

/s/ Cornel C. Spiegler
----------------------------                       Chief Financial Officer (Principal Financial and
Cornel C. Spiegler                                 Accounting Officer) and Corporate Secretary

/s/ Leslie Z. Benet
----------------------------                       Director
Leslie Z. Benet, Ph.D

/s/ Robert L. Burr
----------------------------                       Director
Robert L. Burr

/s/ David J. Edwards
----------------------------                       Director
David J. Edwards

/s/ Nigel Fleming
----------------------------                       Director
Nigel Fleming, Ph.D.

/s/ Michael Markbreiter
----------------------------                       Director
Michael Markbreiter

/s/ Oh Kim Sun
----------------------------                       Director
Oh Kim Sun

/s/ Peter R. Terreri
----------------------------                       Director
Peter R. Terreri

                                  EXHIBIT INDEX

     EXHIBIT
      NUMBER                   DESCRIPTION OF DOCUMENT
----------------   -------------------------------------------------------------
       4.1*        Restated Certificate of Incorporation of Global
                   Pharmaceutical Corporation, dated November 2, 1995
                   (incorporated herein by reference to the Registrant's
                   Registration Statement on Form SB-2 (File No. 33-99310-NY)).

       4.2* Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, dated May 14, 1999 (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

       4.3* Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, dated December 14, 1999 (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

       4.4* Certificate of Merger of Impax Pharmaceuticals, Inc. and Global Pharmaceutical Corporation (incorporated herein by reference to the Registrant's Yearly Report on Form 10-KSB for the year ended December 31, 1999).

       4.5* Certificate of Amendment of Restated Certificate of Incorporation of Impax Laboratories, Inc., dated as of October 3, 2000 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

       4.6 Certificate of Amendment of Restated Certificate of Incorporation of Impax Laboratories, Inc., dated May 17, 2004.

       4.7* By-Laws of Impax Laboratories, Inc. (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

       4.8* Specimen Certificate of Impax Laboratories, Inc. Common Stock, par value $.01 per share (incorporated herein by reference to the Registration Statement on Form S-4 (File No. 333-90599)).

       4.9* Strategic Alliance Agreement between Teva Pharmaceuticals Curacao, N.V. and Impax Laboratories, Inc., dated June 27, 2001 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001).

       5.1         Opinion of Blank Rome LLP.

      23.1         Consent of Deloitte & Touche LLP.

      23.2         Consent of PricewaterhouseCoopers LLP.

      23.3         Consent of Blank Rome LLP (included in Exhibit 5.1).

      24.1         Power of Attorney (Included on signature page hereto).


----------------
*Incorporated by reference herein.